BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
◉ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CHIULLI, EUGENE JAMES	I	CHIEF FINANCIAL OFFICER	06/2022	NA	Y	N	2976702
INSTINET HOLDINGS INCORPORATED	DE	DIRECT OWNER	12/2005	E	Y	N	20-3879157
KENNIFF, ALICE M	I	ASSOCIATE GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER (INVESTMENT ADVISER)	09/2016	NA	Y	N	5615714
MAURO, LUKE	I	HEAD OF OPERATIONS	02/2014	NA	Y	N	4188932
PRATNICKI, GREG	I	CHIEF COMPLIANCE OFFICER	10/2022	NA	Y	N	2409187
PRATNICKI, GREG	I	ANTI - MONEY LAUNDERING COMPLIANCE OFFICER	09/2021	NA	Y	N	2409187
SISKOVIC, JULIE MARIE	I	CHIEF COMPLIANCE OFFICER (BROKER-DEALER, CBOE/C2)	11/2019	NA	Y	N	1385048
WEBB, FARON ROSS	I	GENERAL COUNSEL	01/2014	NA	Y	N	2452057
WHELAN, THOMAS WILLIAM	I	PRESIDENT	12/2022	NA	Y	N	2361736